# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Date of event which requires filing of this statement: 02/24/2026
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.95% of the class)
  Comment: Row 13 - This percentage of the shares of Common Stock beneficially owned is based on approximately 15,944,253 shares of the Issuer's Common Stock outstanding as of October 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 1 Lacey Place, Southport, Connecticut (CT), 06890
Comment: This Amendment No. 3 to the Schedule 13D ("Amendment No. 3") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, and the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 3, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is hereby amended as follows: The shares purchased by the Reporting Person were purchased with working capital. The aggregate purchase price of the 1,587,000 shares beneficially owned by the Reporting Person is approximately $60.3 million, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: This Item 4 is hereby amended to include the following: On February 24, 2026, the Reporting Person sent a letter to the Issuer setting forth its intention to nominate four directors for election at the Issuer's 2026 annual meeting of shareholders (the "Annual Meeting") and serving as notice of nomination in accordance with the Issuer's amended and restated bylaws and Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended. In the letter, the Reporting Person nominated, and notified the Issuer of the Reporting Person's intent to nominate Mr. William Detwiler, Mr. Mark DeYoung, Mr. Fredrick DiSanto, and Mr. Michael Christodolou as nominees for election to the Issuer's board of directors at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: This Item 5 is hereby amended as follows: During the past 60 days, the Reporting Person has not effected any transaction with respect to the Issuer's Common Stock.

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert/General Manager of Beretta Holding S.A. (02/26/2026)